UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of January 2020

Commission File Number 001-35948

Kamada Ltd.

(Translation of registrant’s name into English)

2 Holzman Street
Science Park, P.O. Box 4081
Rehovot 7670402
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements File No. 333-192720, 333-207933, 333-215983, 333-222891 and 333-233267.

On January 20, 2020, Kamada Ltd. (the “Company”) entered into a securities purchase agreement with FIMI Opportunity Funds (collectively, “FIMI”), the leading private equity investor in Israel, whereby FIMI would purchase $25 million of the Company’s ordinary shares in a private placement. Under the terms of the agreement, the Company will sell an aggregate of 4,166,667 ordinary shares to FIMI at a price of $6.00 per share. Upon the closing of the transaction, FIMI will beneficially own approximately 21% of the Company’s outstanding ordinary shares. In connection with the share issuance, the Company entered into a registration rights agreement with FIMI, whereby the Company agreed to file a registration statement with the U.S. Securities and Exchange Commission registering the resale of all of the ordinary shares held by FIMI per its request at any time after the lapse of six months following the closing of the private placement.

Full text of the share purchase agreement and registration rights agreement are filed as exhibits hereto and incorporated herein by reference. The foregoing description of the agreements does not purport to be complete and is qualified in its entirety by reference to the copies of the agreements as filed hereto.

A copy of the press release, dated January 21, 2020, announcing the transaction is also filed as an exhibit hereof.

The following exhibits are attached:

99.1	Press Release: Kamada Announces $25 Million Private Placement with FIMI Opportunity Fund
99.2	Share Purchase Agreement
99.3	Registration Rights Agreement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 21, 2020	KAMADA LTD.

	By:	/s/ Orna Naveh
Orna Naveh
General Counsel and Corporate Secretary

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1	Press Release: Kamada Announces $25 Million Private Placement with FIMI Opportunity Fund
99.2	Share Purchase Agreement
99.3	Registration Rights Agreement

3